Exhibit 99.1

Mynd Announces Fiscal Year 2023 Results

Delivers Revenue of $413.6 Million and Successfully Completes

Transformational Merger Transaction

Seattle, WA., March 27, 2024 – Mynd.ai, Inc. (the “Company” or “Mynd”) (NYSE American: MYND) today announced financial results for the fiscal year ended December 31, 2023.

-	Revenue of $413.6 million for the full year, compared to $584.6 million in the prior year with the decrease primarily driven by the normalization of the education market returning to pre-pandemic levels

-	Gross Margin improved 30 basis points versus 2022 to 24.9%, largely due to lower materials and freight costs

-	Cash flow from operations improvement of $3.0 million compared to 2022

-	Cash balance at year end was $91.8 million compared to $29.3 million at year end 2022

-	Adjusted EBITDA[1] loss of $6.9 million compared to profit of $12.8 million in 2022, primarily driven by lower sales volumes

“We are incredibly pleased with the progress our team made during 2023. We successfully completed our merger transaction, we listed our American Depositary Shares on the NYSE American, and we received $65 million in proceeds from the issuance of a secured convertible note, that will fund our continued growth,” said Vin Riera, Chief Executive Officer. “We believe Mynd is exceptionally well positioned to capitalize on market trends and continue to increase market share as the leader in interactive flat panel displays (“IFPDs”) within the global education market, and ultimately deliver products and solutions to help teachers be their best and drive successful education outcomes for students.”

While the merger transaction marked a pivotal moment in the evolution of the Company, our dedicated team worked tirelessly throughout 2023 to advance our business and deliver positive outcomes for our customers. Our Promethean brand has been named the global leader in IFPDs for education in the fourth quarter of 2023, according to Futuresource Consulting’s Q4 2023 report on the global IFPD market. During 2023, we captured 17.4% of the K-12 (primary and secondary) IFPD volume market share globally.2 In Q4 2023 alone, we were able to capture 21.1% of the global market share and we continue to be the market leading brand in the United States, United Kingdom and Ireland, and Germany.

Our global leadership in the global K-12 market positions us well to continue to grow both our hardware and software business. Over the course of 2024, we plan to continue to drive the evolution and growth of the software business, with enhancements to our core offerings and empowering our sales team to drive engagement with customers. We continue to invest in R&D to maintain our leadership both at the high-end of the market and foster deeper penetration of the broader, lower-price market.

1 Adjusted EBITDA is a non-GAAP measure defined as net income (loss), adjusted for loss from discontinued operations, interest expense, income tax expense (benefit), depreciation and amortization, and changes in the fair value of derivative instruments, as well as, non-cash, non-operating expenses such as stock-based compensation; and, one-time, unplanned and/or infrequent events we believe are outside the ordinary course of our continuing operations, including acquisition-related costs, restructuring costs, litigation costs, and gain on forgiveness of debt.

2 Excluding China, according to Futuresource Consulting’s Q4 report of the global IFPD market.

“We believe that Mynd is in an excellent financial position coming out of 2023 with a strong liquidity profile that will allow us to focus on driving sustainable top-line growth and investments in future growth,” commented Arthur Giterman, Chief Financial Officer. “The $65 million convertible note issued in conjunction with the merger will allow us to continue to invest in our products and strategic initiatives to bolster both our hardware and software product offerings for our customers.”

Forward-Looking Statements

This press release contains “forward-looking statements,” as defined by federal securities laws. Forward-looking statements reflect Mynd’s current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” “optimistic,” and the negatives of these words and other similar expressions generally identify forward looking statements. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in Mynd’’s Annual Report on Form 20-F, filed with the SEC on March 27, 2024, as such factors may be updated from time to time in Mynd’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in Mynd’s filings with the SEC. While forward-looking statements reflect Mynd’s good faith beliefs, they are not guarantees of future performance. Mynd disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Mynd (or to third parties making the forward-looking statements).

Discussion of non-GAAP Financial Measures

We believe that providing the non-GAAP ("Generally Accepted Accounting Principles") information to investors, in addition to the GAAP presentation, allows investors to view the financial results in the way management views the operating results. We further believe that providing this information allows investors not only to better understand our financial performance, but more importantly, to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance. The non-GAAP information included in this press release should not be considered superior to, or a substitute for, financial statements prepared in accordance with GAAP.

We utilize a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of the business, for making operating decisions and for forecasting and planning for future periods. Our annual financial plan is prepared both on a GAAP and non-GAAP basis, and the non-GAAP annual financial plan is approved by our board of directors. Continuous budgeting and forecasting for revenue and expenses are conducted on a consistent non-GAAP basis, in addition to GAAP, and actual results on a non-GAAP basis are assessed against the non-GAAP annual financial plan. In addition, and as a consequence of the importance of these measures in managing the business, we use non-GAAP measures and results in the evaluation process to establish management’s compensation. For example, our annual bonus program payments are based in part upon the achievement of consolidated revenue and Adjusted EBITDA targets.

About Mynd.ai, Inc.

Seattle-based Mynd is a global leader in interactive technology offering best-in-class hardware and software solutions that help organizations create and deliver dynamic content; simplify and streamline teaching, learning, and communication; and facilitate real-time collaboration. Our award-winning interactive displays and software can be found in more than 1 million learning and training spaces across 126 countries. Our global distribution network of more than 4,000 reseller partners and our dedicated sales and support teams around the world enable us to deliver the highest level of service to our customers.

For investor and media inquiries, please contact:

Investor Relations - Mynd.ai, Inc.

E-mail: investorrelations@mynd.ai

Arthur Giterman

Chief Financial Officer

officeoftheCFO@mynd.ai

Tel: (206) 393-4493

Financial Tables Follow

Mynd.ai. Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$91,784	$29,312
Accounts receivable, net of allowance for credit losses of $2,599 and $2,970	63,865	61,061
Inventories	53,098	111,227
Prepaid expenses and other current assets	14,666	8,977
Due from related parties	2,759	2,093
Loan receivable, related party	—	7,919
Prepaid subscriptions	—	7,300
Current assets of discontinued operations	—	5
Total current assets	226,172	227,894

Non-current assets:
Goodwill	46,924	42,048
Property, plant, and equipment, net	11,878	2,998
Intangible assets, net	51,450	47,997
Right-of-use assets	7,491	3,110
Deferred tax assets, net	56,381	44,627
Other non-current assets	4,094	107
Total non-current assets	178,218	140,887
Total assets	$404,390	$368,781

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$59,595	$81,471
Accrued expenses and other current liabilities	45,389	47,085
Loans payable, current	31,942	48,030
Contract liabilities	14,110	10,148
Accrued warranties	17,871	13,550
Lease liabilities, current	4,412	1,788
Due to related parties	5,080	3,978
Current liabilities of discontinued operations	163	597
Total current liabilities	178,562	206,647

Non-current liabilities:
Loans payable, non-current	64,859	276
Loans payable, related parties, non-current	4,670	4,445
Contract liabilities, non-current	21,762	17,692
Lease liabilities, non-current	3,412	1,634
Other non-current liabilities	4,250	1,076
Deferred tax liabilities	1,317	—
Total non-current liabilities	100,270	25,123
Total liabilities	$278,832	$231,770

Shareholders’ equity:
Ordinary shares par value of $0.001; 990,000,000 shares authorized, 456,477,820 and 426,422,220 shares issued and outstanding, respectively. 10,000,000 shares, $0.001 par value, without designation.	456	426
Additional paid-in capital	473,590	448,065
Accumulated other comprehensive income (loss)	3,513	4,546
Accumulated deficit	(353,890)	(316,026)
Total Mynd.ai, Inc. shareholders’ equity	123,669	137,011
Non-controlling interest	1,889	—
Total shareholders’ equity	125,558	137,011
Total liabilities and shareholders’ equity	$404,390	$368,781

Mynd.ai. Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	For the Year Ended December 31,
	2023	2022	2021
Revenue	$413,564	$584,684	$448,193
Cost of sales	310,423	440,769	309,223
Gross profit	103,141	143,915	138,970
Operating expenses:
General and administrative	31,319	34,608	31,299
Research and development	34,604	41,459	35,591
Sales and marketing	51,488	60,848	60,545
Acquisition-related costs	19,288	502	—
Restructuring	10,195	238	469
Total operating expenses	146,894	137,655	127,904

Operating (loss) income	(43,753)	6,260	11,066
Other income (expense):
Interest expense	(4,661)	(1,833)	(173)
Gain on forgiveness of debt	—	4,923	—
Other income (expense)	2,250	597	(2,248)
Total other (expense) income	(2,411)	3,687	(2,421)
Net (loss) income from continuing operations, before income taxes	(46,164)	9,947	8,645
Income tax benefit (expense)	9,156	25,275	(1,787)
Net (loss) income from continuing operations	(37,008)	35,222	6,858
Loss from discontinued operations, net of tax	(823)	(12,637)	(7,960)
Net (loss) income	$(37,831)	$22,585	$(1,102)
Net income (loss) from continuing operations attributable to non-controlling interest	33	—	—
Net (loss) income attributable to ordinary shareholders of Mynd.ai, Inc. from continuing operations	(37,041)	35,222	6,858
Net (loss) income attributable to ordinary shareholders of Mynd.ai, Inc.	(37,864)	22,585	(1,102)
Net (loss) income per ordinary share
Net (loss) income per share attributable to ordinary shareholders of Mynd.ai, Inc. from continuing operations
Basic and Diluted	(0.09)	0.08	0.02
Net (loss) per share attributable to ordinary shareholders of Mynd.ai, Inc. from discontinued operations
Basic and Diluted	—	(0.03)	(0.02)
Net (loss) income per share attributable to ordinary shareholders of Mynd.ai, Inc.
Basic and Diluted	(0.09)	0.05	—
Weighted average shares outstanding used in calculating net (loss) income per share
Basic and diluted	427,986,755	426,422,220	426,422,220

Mynd.ai. Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands)

	For the Year Ended December 31,
	2023	2022	2021
Net (loss) income	$(37,831)	$22,585	$(1,102)
Other comprehensive (loss) income, net of tax of nil:
Change in foreign currency translation adjustments	(1,033)	(3,367)	(755)
Total comprehensive (loss) income	$(38,864)	$19,218	$(1,857)
Less: comprehensive income attributable to non-controlling interest	33	—	—
Comprehensive (loss)/income attributable to Mynd.ai Inc.	$(38,897)	$19,218	$(1,857)

Mynd.ai. Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(37,831)	$22,585	$(1,102)
Loss from discontinued operations, net of tax	823	12,637	7,960
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,124	4,520	6,116
Deferred taxes	(10,307)	(25,275)	(3,505)
Non-cash lease expense	1,958	1,818	1,867
Non-cash interest expenses	325	—	—
Gain on forgiveness of debt	—	(4,923)	—
Amortization of RDEC credit	(839)	(460)	(134)
Accrued tax credit RDEC	(1,732)	—	—
Change in fair value of derivative liability	(432)	—	—
Write-off of Inventory	4,630	3,951	—
Write-off of prepaid subscriptions	5,668	—	—
Change in fair value of earn out liabilities	64	—	—
Impairment of right-of-use assets	—	—	1,553
Loss on disposal of property, plant and equipment	8	30	94
Change in operating assets and liabilities:
Accounts receivable	1,361	25,346	(46,249)
Inventories	54,615	(20,237)	(57,393)
Prepaid expenses and other assets	(5,115)	701	(5,015)
Prepaid subscriptions	1,632	(7,300)	—
Due from related parties	(531)	(4,376)	1,034
Accounts payable	(23,201)	(1,820)	54,786
Accrued expenses and other liabilities	(4,564)	(12,820)	21,943
Accrued warranties	3,883	3,266	2,735
Due to related parties	1,102	3,469	509
Contract liabilities	4,713	7,779	3,430
Lease obligations - operating leases	(2,327)	(2,084)	(2,111)
Net cash (used in) provided by operating activities - continuing operations	(973)	6,807	(13,482)
Net cash used in operating activities - discontinued operations	(1,252)	(12,079)	(8,422)
Net cash (used in) provided by operating activities	(2,225)	(5,272)	(21,904)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(389)	(829)	(1,194)
Internal-use software development costs	(4,434)	(1,028)	—
Repayment (issuance) of loan receivable, related party	8,019	(7,919)	—
Acquisition of businesses, net of cash	16,138	(6,000)	—
Net cash provided by (used in) investing activities - continuing operations	19,334	(15,776)	(1,194)
Net cash used in investing activities - discontinued operations	—	—	—
Net cash provided by (used in) investing activities	19,334	(15,776)	(1,194)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of Revolver	(80,300)	(49,305)	—
Proceeds from Revolver	62,000	63,000	34,000
Proceeds from convertible note	64,884	—	—
Contingent consideration payments	(2,174)	—	—
Repayment of Paycheck Protection Program Loan	(192)	(5)	—
Repayment of NetDragon group loans	—	(3,210)	(33,320)
Proceeds from NetDragon group loans	219	869	24,781
Net cash provided by financing activities - continuing operations	44,437	11,349	25,461
Net cash provided by financing activities - discontinued operations	—	—	—
Net cash provided by financing activities	44,437	11,349	25,461
Net change in cash	61,546	(9,699)	2,363
Cash and cash equivalents, beginning of year	29,312	40,508	37,817
Exchange rate effects	926	(1,497)	328
Cash and cash equivalents, end of year	$91,784	$29,312	$40,508
Supplemental disclosure of non-cash investing and financing activities transactions:
Non-cash repayment of NetDragon group loans	$—	$—	$23,970
Accrued purchase price related to acquisition of businesses	$—	$1,688	$—
Accrued value of earnout related to acquisition of businesses	$—	$377	$—
Noncash consideration transferred for acquisition of businesses	$22,848	$—	$—
Supplemental disclosure of cash transactions:
Cash paid for interest	$5,223	$—	$—
Cash paid for taxes, net of refunds	$914	$969	$6,419

Mynd.ai. Inc.

SUPPLEMENTAL FINANCIAL INFORMATION

Reconciliation of Net Income to Adjusted EBITDA

(in thousands)

	Year Ended December 31,
	2023	2022	2021

	(in thousands)
Net income (loss)	$(37,831)	$22,585	$(1,102)
Loss from discontinued operations	823	12,637	7,960
Interest expense	4,661	1,833	173
Income tax expense (benefit)	(9,156)	(25,275)	1,787
Depreciation and amortization	5,124	4,520	6,116
Acquisition-related costs	19,288	502	—
Restructuring costs[1]	10,195	238	469
Litigation costs[2]	—	637	1,840
Gain on forgiveness of debt[3]	—	(4,923)	—
Adjusted EBITDA	$(6,896)	$12,754	$17,243

(1)  Refers to employee severance costs, contract termination costs, facility restructuring, and business restructuring efforts undertaken by management.

(2)  Refers to costs incurred to defend against, opportunistically settle, and establish a reserve for claims associated with litigation.

(3)  Refers to forgiveness of loan provided by the U.S. Small Business Administration provided under the Payroll Protection Program (PPP).